UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               For August 14, 2003

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On August 13, 2003, PrimeWest Energy Trust issued a news release announcing a distribution to be paid to unitholders on September 15, 2003. The news release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PRIMEWEST ENERGY TRUST



                                   By:  /s/ Dennis G. Feuchuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance &
                                                Chief Financial Officer


Date: August 14, 2003

                                    EXHIBIT A
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               PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL

AUGUST 13, 2003                                           FOR IMMEDIATE RELEASE
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CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 32 cents Canadian per trust unit payable on September 15th, 2003, to all unitholders of record on August 29th, 2003. The ex-distribution date is August 27th, 2003.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.
                                            -----------------------

For Investor Relations inquiries, please contact:

GEORGE KESTEVEN                                CINDY GRAY
Manager, Investor Relations                    Investor Relations Advisor
403-699-7367                                   403-699-7356

TOLL-FREE:  1-877-968-7878
E-MAIL:  investor@primewestenergy.com
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[GRAPHIC OMITTED]                              SUITE 4700, 150 - 6TH AVENUE S.W.
[PWI                                         CALGARY, ALBERTA   CANADA   T2P 3Y7
 LISTED                                               TELEPHONE:  (403) 234-6600
 NYSE]                                                FACSIMILE:  (403) 266-2825